Exhibit 99.1

PRESS RELEASE

Paris, October 28, 2014

Sanofi delivers Business EPS(1) growth of 10.3% at CER in Q3 2014

Solid sales and business EPS(1) growth at CER in the third quarter

•         Group sales(2) up 5.1% to €8,781 million

•         Growth platforms(3) increased 10.0% to €6,862 million, representing 78.1% of total sales

•         Business net income(1) grew 9.4% at CER to €1,935 million (+7.8% on a reported basis)

•         Business EPS(1) increased 10.3% at CER to €1.47

Steady sales increase in growth platforms

•         Diabetes grew 8.3% to €1,799 million despite increased price competition in the U.S.

•         Vaccines sales grew 11.2% driven by strong performance of flu vaccine and progressive supply recovery

•         Genzyme continued to deliver with sales growth of 24.6%

•         Animal Health grew 12.7% due to strong sales in the U.S. market

Significant advances in bringing new medicines to market

•         Cerdelga™, the only oral therapy for adult Gaucher disease type 1 patients, approved in the U.S.

•         Detailed results from four pivotal Phase III alirocumab trials presented at the ESC congress

•         Final landmark Phase III efficacy study in Latin America for Dengue vaccine successfully completed

•         Dupilumab, an investigational therapy for moderate-to-severe atopic dermatitis, entered Phase III

•         Investigational rotavirus vaccine for Emerging Markets entered Phase III

•         Global licensing agreement announced for Afrezza®, a new rapid-acting inhaled insulin

Financial guidance for 2014 confirmed

•         2014 business EPS(1) is expected to be between 6% to 8% higher than 2013 at CER, barring major unforeseen adverse events

Sanofi Chief Executive Officer, Christopher A. Viehbacher commented:

“We are pleased with our performance in the third quarter. We achieved solid Business EPS growth driven by continued strong contribution from our growth platforms, allowing us to confirm 2014 outlook. Growth platforms reached over 78% of sales and grew 10%. We have recently seen a more challenging U.S. diabetes price environment which will impact our diabetes sales throughout 2015, while growth platforms globally are expected to continue to show solid growth. At the same time, our pipeline delivered strong results, with the release of exciting Phase III data for alirocumab and our Dengue vaccine, the entry of dupilumab in Phase III as well as the FDA approval of Cerdelga™ and the licensing of Afrezza®.”

(1) See Appendix 8 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 8 for a definition); (3) See page 2

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2014 third-quarter and 9-month figures

	Q3 2014		Change (reported)	Change (CER)	9M 2014		Change (reported)	Change (CER)
Net sales	€8,781	m	+4.1%	+5.1%	€24,698	m	+0.8%	+5.0%

Business net income(1)	€1,935	m	+7.8%	+9.4%	€5,019	m	+3.0%	+9.3%

Business EPS(1)	€1.47		+8.1%	+10.3%	€3.81		+3.5%	+10.1%

In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income(1) is a non-GAAP financial measure. The consolidated income statement for 9M 2014 is provided in Appendix 4 and a reconciliation of business net income to consolidated net income in Appendix 3. Consolidated net income for 9M 2014 was €3,051 million compared to €2,656 million for 9M 2013. Consolidated EPS for 9M 2014 was €2.32 versus €2.01 for 9M 2013. Consolidated EPS for Q3 2014 was €0.91 versus €0.92 for Q3 2013.

2014 third-quarter and 9-month sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates(1).

In the third quarter of 2014, Sanofi generated sales of €8,781 million, an increase of 4.1% on a reported basis. Exchange rate movements had a negative effect of 1.0 percentage point primarily reflecting the strength of the euro versus other currencies, in particular the Argentine Peso, Japanese Yen and Russian Ruble.

Year-to-date sales increased 0.8% to €24,698 million on a reported basis. Exchange rate movements had an unfavorable effect of 4.2 percentage points.

Growth Platforms

In the third quarter, sales of the Group’s growth platforms increased 10.0% to €6,862 million, driven by the performance of Genzyme (up 24.6%), Vaccines (up 11.2%), Animal Health (up 12.7%) and Other Innovative Products (up 18.0%). The Group’s growth platforms accounted for 78.1% of total consolidated sales in the third quarter, up from 74.7% in the third quarter of 2013. Year-to-date sales of growth platforms reached €18,801 million, an increase of 10.8%, and accounted for 76.1% of total consolidated sales compared with 72.5% in the first nine month of 2013.

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Diabetes	1,799	+8.3%	5,249	+12.5%
Vaccines	1,451	+11.2%	2,797	+4.1%
Consumer Healthcare (CHC)	819	+12.9%	2,520	+17,3%
Genzyme	649	+24.6%	1,858	+25.1%
Animal Health	515	+12.7%	1,569	+5.3%
Other Innovative Products(a)	227	+18.0%	606	+17.9%
Emerging Markets(b)	2,776	+7.6%	8,221	+9.9	%(c)
of which Diabetes, Vaccines, CHC, Animal Health, Genzyme and Other Innovative Products	1,374	+14.0%	4,019	+14.8%
of which other products	1,402	+2.0%	4,202	+5.5%
Total Growth Platforms	6,862	+10.0%	18,801	+10.8%

(a)         Includes product launches since 2009 which do not belong to the other Growth Platforms listed above: Multaq®, Jevtana®, Zaltrap®, Auvi-Q™ and Mozobil®.

(b)         World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.

(c)          Excluding generics in Brazil, sales in Emerging Markets grew 6.1% in 9M 2014.

(1) See Appendix 8 for definitions of financial indicators.

Pharmaceuticals

Third-quarter sales for the Pharmaceuticals business grew 3.4% to €6,815 million, driven by Emerging Markets. Year-to-date sales for Pharmaceuticals increased 5.1% to €20,332 million.

Diabetes

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Lantus®	1,567	+8.1%	4,572	+12.5%
Amaryl®	87	-2.2%	269	+0.7%
Apidra®	88	+21.9%	240	+20.3%
Insuman®	34	0.0%	99	+3.0%
BGM (Blood Glucose Monitoring)	14	+25.0%	46	+34.3%
Lyxumia®	8	—	19	—
Total Diabetes	1,799	+8.3%	5,249	+12.5%

Third-quarter sales of the Diabetes division reached €1,799 million, an increase of 8.3%. Year-to-date sales of the Diabetes division increased 12.5% to €5,249 million. Lantus® sales increased 8.1% to €1,567 million in the third quarter. In the U.S., third-quarter sales of Lantus® reached €1,042 million, an increase of 5.8%, reflecting increasing competitive pressure at the payor level. Lantus® SoloSTAR® represented 62.2% of total Lantus® sales, versus 57.4% for the same period in 2013. In Emerging Markets, Lantus® sales grew 19.7% to €232 million in the third quarter, reflecting good performance in China, Turkey, Middle East, Mexico and Africa. In Western Europe, sales of Lantus® recorded a strong performance with sales up 9.5% to €222 million driven by Germany, France and Italy. Year-to-date sales of Lantus® reached €4,572 million, up 12.5%.

Sanofi has recently concluded payor negotiations in the U.S. and has secured favorable formulary positions for Lantus® with key payors. The level of rebates required to maintain these positions has increased significantly due to aggressive discounting by competitors. The rebates will not change the Group’s Business EPS guidance for 2014. The increased rebates in the U.S. and the impact of the Affordable Care Act will continue in 2015. Sanofi expects to mitigate this impact on the Diabetes division in 2015 through the launches of Toujeo® and Afrezza® as well as continued strong growth in Emerging Markets. Therefore, global sales of the Diabetes division are expected to be broadly stable in 2015.

Third-quarter sales of Amaryl® were €87 million, down 2.2%. In Emerging Markets, Amaryl® sales increased 6.2% to €68 million. Year-to-date sales of Amaryl® were €269 million (up 0.7%).

Apidra® sales increased 21.9% to €88 million. The product recorded strong growth in all territories. In the U.S., sales were up 20.7% to €35 million. In Emerging Markets, sales were up 25.0% to €19 million and in Western Europe, sales grew 19.0% to €26 million. Year-to-date sales of Apidra® grew 20.3% to €240 million.

Third-quarter and year-to-date sales of Lyxumia® were €8 million and €19 million, respectively.

In August, Sanofi and MannKind entered into a worldwide exclusive licensing agreement for development and commercialization of Afrezza®, a new rapid-acting inhaled insulin therapy for adults with type 1 and type 2 diabetes. The companies plan to launch Afrezza® in the United States in the first quarter of 2015. Under the collaboration and license agreement, Sanofi will be responsible for global commercial, regulatory and development activities.

Consumer Healthcare

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Allegra®	78	+31.7%	276	+30.4%
Doliprane®	74	+4.2%	232	+5.4%
Essentiale®	53	+46.2%	174	+32.0%
Enterogermina®	48	+53.1%	122	+28.0%
No Spa®	31	+6.3%	84	+9.3%
Lactacyd®	24	-3.7%	81	+15.4%
Nasacort®	23	—	91	—
Maalox®	23	+9.5%	73	+11.6%
Dorflex®	18	-25.0%	68	+10.0%
Other CHC Products	447	+4.1%	1,319	+8.6%
Total Consumer Healthcare	819	+12.9%	2,520	+17.3%

Sales of Consumer Healthcare products (CHC) were €819 million in the third quarter, an increase of 12.9%. Several products (amounting to €64 million in sales) previously recorded in prescription pharmaceuticals in the third quarter of 2013 were transferred to Consumer Healthcare products. Excluding this category change, sales of CHC grew 4.0% driven by the success of the Nasacort® Rx-to-OTC switch in the U.S. and good performance in Emerging Markets (+7.8%). Sales of Nasacort® Allergy 24HR nasal spray, which has been available over-the-counter (OTC) in the U.S. since February, were €18 million in the third quarter in the U.S.

Year-to-date sales of CHC were €2,520 million, an increase of 17.3%. Excluding the category change mentioned above (€205 million in the first nine month of 2013), CHC sales grew 7.6%.

Genzyme

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Cerezyme®	175	+9.1%	518	+8.3%
Myozyme® / Lumizyme®	138	+9.4%	392	+9.2%
Fabrazyme®	116	+21.9%	337	+26.2%
Aldurazyme®	41	+7.9%	127	+13.8%
Total Rare Diseases	530	+10.9%	1,553	+11.8%
Aubagio®	112	+156.8%	287	+205.2%
Lemtrada™	7	—	18	—
Total Multiple Sclerosis	119	+175.0%	305	+224.7%
Total Genzyme	649	+24.6%	1,858	+25.1%

Sales of Genzyme increased 24.6% to €649 million in the third quarter driven by the growth of Aubagio® and Fabrazyme®. Sales grew 28.2% to €259 million in the U.S., 25.0% to €207 million in Western Europe and 19.8% to €124 million in Emerging Markets. Year-to-date sales of Genzyme reached €1,858 million, an  increase of 25.1%.

Third quarter-sales of Cerezyme® grew 9.1% to €175 million, reflecting double digit-growth in Western Europe (up 15.4% to €60 million). Sales of Cerezyme® grew 7.0% to €56 million and 4.3% to €48 million in Emerging Markets and the U.S., respectively. Year-to-date sales of Cerezyme® grew 8.3% to €518 million. In August, the FDA approved Cerdelga™, the only first-line oral therapy for Gaucher disease type 1 patients (GD1). The vast majority of adult GD1 patients should be eligible for Cerdelga™, which is now available in the U.S.

Fabrazyme® continued its strong performance with sales of €116 million, up 21.9% in the third quarter driven by Western Europe (up 40.0% to €28 million) and Emerging Markets (up 33.3% to €15 million). In the U.S., sales of Fabrazyme® reached €58 million, an increase of 14.0%. Year-to-date sales of Fabrazyme® grew 26.2% to €337 million.

Third-quarter sales of Myozyme®/Lumizyme® increased 9.4% to €138 million, driven by Emerging Markets (up 42.1% to €25 million). In the U.S. and Western Europe, sales were €35 million (up 9.4%) and €69 million (up 1.5%), respectively. Year-to-date sales of Myozyme®/Lumizyme® grew 9.2% to €392 million.

Third-quarter sales of Aubagio® reached €112 million versus €44 million in the third quarter of 2013. In the U.S., sales of Aubagio® were €87 million versus €44 million in the third quarter of 2013. In Western Europe, where the launch of the product started in the fourth quarter of 2013, sales reached €18 million in the third quarter. The product is mainly commercially available in the U.S., Germany, Switzerland, Nordic countries, Canada, Argentina and Australia. Year-to-date sales of Aubagio® totaled €287 million, up 205.2%.

In October, the Food and Drug Administration (FDA) approved the inclusion of efficacy and safety data from the TOWER and TOPIC studies of Aubagio® in the product’s U.S. label. Aubagio® is the only oral treatment to significantly slow progression of disability in two Phase III studies of patients with relapsing multiple sclerosis (TEMSO and TOWER), and to have positive data on early multiple sclerosis in its label.

Third quarter and year-to-date sales of Lemtrada™ were €7 million and €18 million, respectively. In May, the U.S. Food and Drug Administration (FDA) accepted for review the resubmission of the supplemental Biologics License Application (sBLA) seeking approval of Lemtrada™ for the treatment of relapsing forms of multiple sclerosis. A six-month review period has been assigned for the Lemtrada™ sBLA.

Other Innovative Products(4)

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Multaq®	76	+13.4%	215	+11.1%
Jevtana®	67	+15.3%	199	+23.6%
Auvi-Q™	37	+26.7%	63	+32.7%
Mozobil®	29	+20.0%	80	+7.9%
Zaltrap®	18	+30.8%	49	+28.9%
Total Other Innovative Products	227	+18.0%	606	+17.9%

Other Innovative Products increased 18.0% to €227 million in the third quarter and 17.9% to €606 million in the first nine months.

Sales of Multaq® were €76 million, up 13.4% in the third quarter. Year-to-date sales of the product increased 11.1% to €215 million.

Third-quarter sales of Jevtana® increased 15.3% to €67 million driven by launches in Western Europe and Emerging Markets. Year-to-date sales of Jevtana® grew 23.6% to €199 million.

Third-quarter sales of Auvi-Q™ were €37 million (up 26.7%). Year-to-date sales of the product were €63 million (up 32.7%).

In the third quarter, sales of Zaltrap® reached €18 million, an increase of 30.8% driven by recent launches in Western Europe which offset lower sales in the U.S. Year-to-date sales of the product were €49 million (up 28.9%).

Other Pharmaceutical Products

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Plavix®	450	+9.0%	1,362	+5.8%
Lovenox®	426	+7.2%	1,263	+2.9%
Aprovel®/Avapro®	178	-14.8%	550	-17.9%
Renvela®/Renagel®	162	-13.4%	471	-9.0%
Synvisc® /Synvisc-One®	88	-2.2%	251	-4.8%
Myslee®/Ambien®/Stilnox®	78	-16.0%	229	-15.3%
Taxotere®	59	-28.6%	195	-31.7%
Eloxatin®	43	-12.0%	136	-14.2%
Allegra®	32	-52.1%	151	-47.6%

(4) Includes new product launches which do not belong to the other Growth Platforms

Sales of Plavix® grew 9.0% to €450 million in the third quarter, driven by strong performance in Emerging Markets (up 21.3% to €203 million) and Japan (up 8.7% to €190 million). The performance of the product in Emerging Markets was driven by China where sales grew 47.1% to €125 million. Year-to-date sales of Plavix® increased 5.8% to €1,362 million.

Third-quarter sales of Lovenox® were up 7.2% to €426 million sustained by the strong performance in Emerging Markets where sales increased 16.9% to €147 million driven by China and Latin America. In Western Europe, sales of the product grew 5.8% to €221 million. Year-to-date sales of Lovenox® totaled €1,263 million, an increase of 2.9%.

Aprovel®/Avapro® generated sales of €178 million in the third quarter, down 14.8%, reflecting generic competition in Western Europe where sales decreased 47.4% to €41 million. In Emerging Markets, sales of Aprovel®/Avapro® increased 9.3% to €105 million driven by China. Year-to-date sales of Aprovel®/Avapro® were €550 million, down 17.9%.

Third-quarter sales of Renvela®/Renagel® were €162 million in the third quarter, down 13.4%. In the U.S., sales of the product decreased 22.0% to €103 million reflecting the impact of the agreement with Impax which was granted a license to sell a limited allotment of bottles of an authorized generic version of Renvela® tablets in the U.S. starting from April 2014. The specific allotment corresponds to up to 10% of the total 2013 sevelamer sales in the U.S. In Emerging Markets, sales of Renvela®/Renagel® increased 22.2% to €22 million. In Western Europe sales were stable at €32 million. Year-to-date sales of Renvela®/Renagel® were €471 million, a decrease of 9.0%.

In the third quarter, sales of Allegra® as a prescription drug were €32 million, down 52.1% (excluding the change of category, sales decreased 19.0%) and sales of the Ambien® family of products were €78 million, down 16.0%, reflecting generic competition in Japan for both products. Year-to-date sales of Allegra® and the Ambien® family of products were €151 million and €229 million, respectively.

Third-quarter and year-to-date sales of Taxotere® decreased 28.6% (€59 million) and 31.7% (€195 million), respectively, mainly due to generic erosion. Third-quarter and year-to-date sales of Eloxatin® decreased 12.0% (€43 million) and 14.2% (€136 million), respectively.

Generics

Third-quarter sales of Generics increased 8.3% to €451 million reflecting the recovery in Brazil where sales were €76 million. Third-quarter sales of Generics decreased 3.9% in Western Europe (to €125 million) and 24.3% in the U.S. (to €28 million). In Emerging Markets, sales of Generics grew 19.8% to €287 million driven by the recovery in Brazil. Year-to-date sales of Generics increased 23.2% to €1,338 million.

Vaccines

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Polio/Pertussis/Hib Vaccines (incl. Pentacel®, Pentaxim® and Imovax®)	259	+7.4%	754	-2.4%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	650	+15.0%	844	+16.0%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	191	-10.0%	362	-10.4%
Adult Booster Vaccines (incl. Adacel ®)	131	+54.8%	295	+3.1%
Travel and Other Endemic Vaccines	99	-3.0%	277	+5.9%
Other Vaccines	121	+21.8%	265	+14.2%
Total Vaccines (consolidated sales)	1,451	+11.2%	2,797	+4.1%

Third-quarter consolidated sales of Sanofi Pasteur increased 11.2% to €1,451 million driven by strong performance of influenza vaccines in the U.S. and in Emerging Markets as well as continued gradual recovery of Pentacel® and Adacel® in the U.S. Year-to-date consolidated sales of Sanofi Pasteur increased 4.1% to €2,797 million.

Third-quarter sales of Influenza vaccines grew 15.0% to €650 million due to strong influenza vaccines sales in the U.S. and in Emerging Markets. In the U.S., Sanofi Pasteur’s strategy to offer differentiating vaccines leads to a strong uptake of Fluzone® High-Dose for elderly people and Fluzone® Quadrivalent vaccine, a four-strain influenza vaccine. Year-to-date sales of influenza vaccines increased 16.0% to €844 million.

Sales of Polio/Pertussis/Hib vaccines increased 7.4% to €259 million in the third quarter. In the U.S., Polio/Pertussis/Hib vaccines sales were €97 million, an increase of 94.0% sustained by the continued gradual recovery of Pentacel®. In Emerging Markets sales of Polio/Pertussis/Hib vaccines decreased 20.6% to €120 million reflecting lower sales of Pentaxim® and Polio vaccines in Asia. Year-to-date sales of Polio/Pertussis/Hib vaccines were €754 million, down 2.4%.

Third-quarter sales of Menactra® were €174 million, down 10.3%. In the U.S., lower sales of Menactra® reflected phasing of public orders while strong market share was maintained. Year-to-date sales of Menactra® were €327 million down 6.9%.

Sales of Travel and Other Endemic vaccines were down 3.0% to €99 million and up 5.9% to €277 million in the third quarter and the first nine months of 2014, respectively.

Third-quarter sales of Adult Booster vaccines increased 54.8% to €131 million, reflecting supply improvement and positive phasing of Adacel® sales. Year-to-date sales of Adult booster vaccines were €295 million, an increase of 3.1%.

Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, reported stable sales at €295 million. Increased sales of Zostavax® were offset by lower sales of Gardasil®. Year-to-date sales of Sanofi Pasteur MSD were €608 million, down 3.4% on a reported basis.

Animal Health

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Companion Animal	317	+13.3%	1,006	+5.9%
Production Animal	198	+11.7%	563	+4.2%
Total Animal Health	515	+12.7%	1,569	+5.3%
of which fipronil products	143	-5.3%	483	-3.3%
of which NexGard™	27	—	85	—
of which avermectin products	101	+11.1%	313	-3.3%
of which Vaccines	176	+11.3%	510	+1.7%

Third-quarter sales of Animal Health increased 12.7% to €515 million driven by the launch of NexGard™ and the strong performance of the production animal segment. In the U.S., Animal Health sales grew 23.2% to €220 million. Year-to-date sales of Animal Health increased 5.3% to €1,569 million.

Third-quarter sales of the Companion Animals segment increased 13.3% to €317 million, reflecting the NexGard™ launch as well as performance of pet vaccines and Heartgard®. Merial launched, its next generation flea and tick product for dogs, NexGard™, in the U.S. in the first quarter and in several European countries during the first nine months of the year. Third-quarter sales of NexGard™ reached €27 million of which €23 million was generated in the U.S. Sales of the Companion Animals segment increased 19.5% in the U.S. to €185 million. Year-to-date sales of the Companion Animals segment increased 5.9% to €1,006 million.

Third-quarter sales of the Production Animals segment increased 11.7% to €198 million driven by double-digit growth of products for ruminants and swine. Furthermore, favorable phasing for tenders of Veterinary Public Health products had a positive impact in the quarter. Sales of the Production Animals segment increased 4.2% to €563 million year-to-date.

Net sales by geographic region

€ million	Q3 2014 net sales	Change (CER)	9M 2014 net sales	Change (CER)
Emerging Markets(a)	2,776	+7.6%	8,221	+9.9%
of which Latin America	811	+8.0%	2,429	+23.7%
of which Asia	814	+9.6%	2,333	+6.8%
of which Eastern Europe, Russia and Turkey	629	+4.8%	1,868	+4.7%
of which Africa	257	+13.9%	743	+2.5%
of which Middle East	236	+3.5%	756	+1.7%
United States	3,208	+7.2%	8,192	+8.0%
Western Europe(b)	2,003	+3.1%	5,909	+0.0%
Rest of the world(c)	794	-5.4%	2,376	-6.8%
of which Japan	507	-7.2%	1,569	-7.4%
TOTAL	8,781	+5.1%	24,698	+5.0%

(a)         World less the U.S., Canada, Western Europe, Japan, Australia and New Zealand;

(b)         France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark;

(c)          Japan, Canada, Australia and New Zealand

In the third quarter, sales in Emerging Markets grew 7.6% to €2,776 million. Pharmaceuticals sales increased 9.2% driven by Diabetes (up 17.5%), Genzyme (up 19.8%), and Generics (up 19.8%). Sales in China grew 10.5% to €386 million reflecting strong performance of Pharmaceuticals (up 20.1%) partially offset by Vaccines notably due to lower sales of Pentaxim®. In China, the Pharmaceuticals sales growth was driven by Plavix®, Lantus® and Aprovel®. Sales in Eastern Europe, Russia and Turkey were up 4.8%, supported by good performance in Turkey and Hungary. Sales in Russia reached €195 million, an increase of 4.3%. In the Middle-East, sales grew 3.5% to €236 million. In Brazil, sales increased 17.5% to €318 million sustained by the performance of generics. Year-to-date sales in Emerging Markets increased 9.9% to €8,221 million. Excluding Brazil generics, sales in Emerging Markets grew 6.1%.

In the U.S., sales were up 7.2% to €3,208 million in the third quarter, due largely to strong performance of Genzyme (up 28.2%), Vaccines (up 15.8%) and Animal Health (up 23.2%). Year-to-date sales in the U.S. increased 8.0% to €8,192 million.

Western Europe returned to growth in the third-quarter with sales increasing 3.1% to €2,003 million. Strong performance of Genzyme (up 25.0%) was offset by the impact of generic competition to Aprovel®. Year-to-date sales in Western Europe were stable at €5,909 million.

Third-quarter sales in Japan were €507 million, a decrease of 7.2%, reflecting the impact of generic competition to Allegra®, Myslee®, Amaryl® and Taxotere® partially offset by the performance of Plavix® and Vaccines. Year-to-date sales in Japan were €1,569 million (down 7.4%).

R&D update

Consult Appendix 6 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of the second-quarter 2014 results on July 31, 2014 include the following:

•                  In August, the U.S. Food and Drug Administration (FDA) approved Cerdelga™ (eliglustat) capsules, the only first-line oral therapy for certain adult Gaucher disease type 1 patients.

•                  The sBLA for Lumizyme® label expansion and 4,000L manufacturing process was also approved in August by the FDA. Lumizyme® is now indicated for all patients with Pompe disease regardless of age or phenotype.

•                  In September, the BLA for a pediatric hexavalent vaccine PR5i (DTP-Hep B-Polio-Hib) was submitted in the U.S.

•                  At the end of July, Sanofi and Regeneron announced that the companies intend to use a U.S. Food and Drug Administration rare pediatric disease priority review voucher in connection with the Biologics License Application (BLA) submission for alirocumab. The priority review voucher entitles the holder to designate a BLA for priority review, which provides for an expedited 6-month review from the filing date instead of the standard 10-month review. Sanofi and Regeneron expect to submit U.S. and EU regulatory submissions for alirocumab before year end.

At the end of October 2014, the R&D pipeline contained 46 projects (excluding Life Cycle Management) and vaccine candidates in clinical development of which 14 are in Phase III or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase III:

•                  In October, dupilumab, (an investigational monoclonal antibody that blocks IL-4 and IL-13 signaling, in collaboration with Regeneron), entered into Phase III in adults with moderate-to-severe atopic dermatitis that is not adequately controlled with topical atopic dermatitis medications.

•                  In October, Sanofi Pasteur announced the start of a phase III clinical trial in India for its investigational rotavirus vaccine, developed and manufactured by its affiliate Shantha Biotechnics in Hyderabad, India.

•                  In September, positive interim results from the second year of the extension study of Lemtrada™ (alemtuzumab) for multiple sclerosis were announced. In this analysis, relapse rates and sustained accumulation of disability remained low among patients who had previously received Lemtrada in either of the Phase III CARE-MS I and CARE-MS II studies. In these pivotal studies, Lemtrada™ was given as two annual courses, at the start of the study and 12 months later. Approximately 70% of patients who received Lemtrada™ in the pivotal studies did not receive further treatment with Lemtrada™ through the second year of the extension study (corresponding to year 4). No new safety signals were identified.

•                  In September, Sanofi Pasteur, announced that the final landmark phase III efficacy study of its dengue vaccine candidate in Latin America successfully achieved its primary clinical endpoint. Results showed an overall significant reduction of 60.8%* of dengue disease cases in children and adolescents 9-16 years old after a three-dose vaccination schedule. Importantly, efficacy was observed against each of the four dengue serotypes. Additional observations of the results showed a clinically important reduction by 80.3% in the risk of hospitalization due to dengue during the study. The results also showed in the study population an efficacy against dengue haemorrhagic fever, the severe form of dengue, which is consistent with the results released from Sanofi’s Phase III dengue study in Asia. Lastly, the results suggest better protection in case of prior exposure to dengue. A full analysis of the efficacy and safety data from the phase III study will be presented at the American Society of Tropical Medicine and Hygiene (ASTMH) Annual Meeting, 2-6 November 2014, in New Orleans, U.S.

•                  In August, detailed positive results from four Phase III ODYSSEY trials (ODYSSEY LONG TERM, ODYSSEY COMBO II, FH I and FH II) of alirocumab, an investigational monoclonal antibody targeting PCSK9, (collaboration with Regeneron), in people with hypercholesterolemia were presented at a Hot Line session at the ESC Congress 2014. All of these four studies met their primary endpoint. Alirocumab showed significant and sustained reductions in LDL-C over one year on top of standard-of-care statin therapy across different patient types. Futhermore, in a post hoc safety analysis of ODYSSEY LONG TERM trial, (designed to evaluate the long-term safety and efficacy of 150 mg alirocumab every two weeks versus placebo in patients with hypercholesterolemia who are at high or very-high cardiovascular risk) there was a lower rate of adjudicated major cardiovascular events (cardiac death, myocardial infarction, stroke, and unstable angina requiring hospitalization) in the alirocumab group compared to placebo (1.4 percent compared to 3.0 percent, nominal p-value <0.01). These cardiovascular events comprise the composite primary endpoint of the ongoing 18,000-patient ODYSSEY OUTCOMES trial, which is prospectively evaluating the potential of alirocumab to demonstrate CV benefit.

*95 percent CIs overall efficacy [52.0 percent, 68.0 percent]; Efficacy per serotype (ST1 50.3%, ST2 42.3%, ST3 74.0%, ST4 77.7%); 95 percent CIs reduction of the risk of hospitalization [64.7 percent, 89.5 percent]

•                  In August, The New England Journal of Medicine published positive results from a large-scale, multi-center efficacy trial, which found that Fluzone® High-Dose (Influenza Vaccine) was more efficacious in preventing influenza in adults 65 years of age and older compared to standard-dose Fluzone® vaccine.  Fluzone® High-Dose vaccine was found to be 24.2 percent (95% CI, 9.7 to 36.5) more effective in preventing influenza relative to standard-dose Fluzone® vaccine for the primary endpoint.

Phase II:

•                  In September, Sanofi and Regeneron announced that a Phase IIa proof-of-concept study of dupilumab, an investigational monoclonal antibody that blocks IL-4 and IL-13 signaling (in collaboration with Regeneron), met all primary and secondary endpoints in patients with moderate-to-severe chronic sinusitis with nasal polyps who did not respond to intranasal corticosteroids. In the study, dupilumab resulted in a statistically-significant improvement in the size of nasal polyps, as measured by endoscopic Nasal Polyp Score, the primary endpoint of the study. The safety profile was consistent with previous studies. The most common adverse events with dupilumab were injection site reactions, nasopharyngitis, oropharyngeal pain, epistaxis, headache and dizziness.

•                  Valetizumab (an anti-VLA2 monoclonal antibody) entered into Phase IIb in multiple sclerosis.

•                  Sanofi and Alopexx have agreed to let Alopexx take primary responsibility for development of SR279356 (an anti-PNAG monoclonal antibody). As a consequence both parties have agreed to terminate their agreement relating to the development of SAR279356.

Phase I:

•                  Sanofi and Regeneron have disclosed that the project SAR 438584 (REGN2222) currently in Phase I is a fully human anti-RSV F protein monoclonal antibody under evaluation for the prevention of Respiratory Sincytial Virus—related disease, a leading cause of respiratory morbidity in infants.

•                  SAR408701, an anti-CEACAM5 ADC, entered into Phase I in solid tumors during the quarter.

New Collaborations:

•                  In October, Sanofi Pasteur and Immune Design Corp., a clinical-stage immunotherapy company, announced that they have entered into a broad collaboration for the development of a herpes simplex virus (HSV) immune therapy

•                  In August Sanofi and MannKind announced that they have entered into a worldwide exclusive licensing agreement for development and commercialization of Afrezza®, a new rapid-acting inhaled insulin therapy for adults with type 1 and type 2 diabetes.

•                  In September, Sanofi and MyoKardia, Inc., a privately-held company leading the development of precision therapies for genetic heart disease, announced a worldwide collaboration to discover and develop first-of-its-kind targeted therapeutics for heritable heart diseases known as cardiomyopathies, the most common forms of heart muscle disease.

Third-quarter and first 9-months 2014 financial results

Business Net Income(1)

In the third quarter, Sanofi generated net sales of €8,781 million, an increase of 4.1% on a reported basis (up 5.1% at constant exchange rates). Year-to-date sales were €24,698 million, an increase of 0.8% on a reported basis (up 5.0% at constant exchange rates).

Other revenues were €87 million (up 1.2%) and €241 million (down 9.7%) in the third quarter and the first nine months, respectively, reflecting the end of royalties on Enbrel® sales in the U.S during Q1 2013.

Gross profit was €6,004 million in the third quarter, an increase of 6.3% (up 7.3% at constant exchange rates). The ratio of cost of sales to net sales (CoS ratio) improved by 1.4 percentage points to 32.6%, versus the third quarter of 2013. This reflected the resolution of Toronto manufacturing issues, improved industrial performance of Genzyme combined with higher sales in multiple sclerosis and positive mix effect in the U.S. and China. Year-to-date gross profit was €16,951 million, up 1.6% (or up 6.1% at constant exchange rates). In the first nine months, the ratio of cost of sales to net sales improved by 0.6 percentage points to 32.4% versus the same period of 2013.

Research and Development expenses were down 3.0% at €1,146 million in the third quarter. At constant exchange rates, R&D expenses decreased by 2.6% reflecting lower spend in oncology and completion of the Toujeo® EDITION program more than offsetting higher spend on dupilumab. Year-to-date R&D expenses were down 1.4% to €3,473 million (or up 0.6% at constant exchange rates), the ratio of R&D to net sales was 0.3 percentage points lower at 14.1% compared with the same period of 2013.

Third-quarter selling and general expenses increased 9.0% to €2,193 million. At constant exchange rates, SG&A increased 10.0% reflecting a rebound of commercial activity in China, higher Advertising & Promotional expenses in the U.S. on NexGard™ and Frontline® as well as Genzyme’s launch investments in multiple sclerosis and Rare Diseases. The ratio of selling and general expenses to net sales was 1.1 percentage points higher to 25.0% compared with the third quarter of 2013. Year-to-date SG&A expenses increased 1.1% to €6,526 million (an increase of 4.9% at constant exchange rates). In the first nine months, the ratio of selling and general expenses to net sales was stable at 26.4%.

Other current operating income net of expenses was €39 million in the third quarter versus €28 million in the third quarter of 2013. This quarter included a €40 million gain associated with the termination of a licence of a U.S. product.

The share of profits from associates was €43 million in the third quarter (versus €38 million in the third quarter of 2013) and included our share in Regeneron profit recorded under the equity method since the beginning of April as well as our share of profit in Sanofi Pasteur MSD (the Vaccines joint venture with Merck & Co. in Europe).

Non-controlling interests were -€31 million in the third quarter versus -€36 million in the third quarter of 2013.

In the third-quarter, business operating income increased 9.3% to €2,716 million. At constant exchange rates, business operating income grew 11.0%. The ratio of business operating income to net sales improved by 1.4 percentage points to 30.9%. Year-to-date business operating income grew 2.6% to €7,006 million (up 8.6% at constant exchange rates). The ratio of business operating income to net sales was 28.4%, compared to 27.9% in the same period of 2013.

Net financial expenses were €139 million in the third quarter compared to €123 million in the third quarter of 2013). Year-to-date net financial expenses were €309 million versus €400 million in the same period of 2013.

The third quarter and year-to-date effective tax rate was 25% (versus 24% in the third quarter of 2013).

Third-quarter business net income(1) increased 7.8% to €1,935 million. At constant exchange rates, the growth was 9.4%. The ratio of business net income to net sales improved by 0.7 percentage points to 22.0% in the third quarter of 2014 compared to the third quarter of 2013. Year-to-date business net income grew 3.0% to €5,019 million (an increase of 9.3% at constant exchange rates). The ratio of business net income to net sales improved by 0.4 percentage points to 20.3% compared to the first nine months of 2013.

(1)         See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

In the third quarter of 2014, business earnings per share(1) (EPS) was €1.47, up 8.1% on a reported basis and up 10.3% at constant exchange rates. The average number of shares outstanding was 1,313.0 million this quarter versus 1,323.5 million in the third quarter of 2013. In the first nine months of 2014, business earnings per share(1) was €3.81, up 3.5% on a reported basis and up 10.1% at constant exchange rates. The average number of shares outstanding was 1,315.8 million in the first nine months of 2014 versus 1,323.8 million in the first nine months of 2013.

From business net income to consolidated net income (see Appendix 3)

In the first nine months of 2014, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

•                  A €1,862 million amortization charge related to fair-value re-measurement on intangible assets of acquired companies (primarily Aventis: €689 million, Genzyme: €608 million and Merial: €294 million) and to acquired intangible assets (licenses/products: €64 million). A €561 million amortization charge on intangible assets related to fair-value re-measurement of acquired companies (primarily Aventis: €182 million, Genzyme: €188 million and Merial: €100 million), and to acquired intangible assets (licenses/products: €21 million) was booked in the third quarter. These items have no cash impact on the Group.

•                  An impairment loss against intangible assets of €109 million (of which €35 million in Q3 2014 mainly related to SAR 279356). This item has no cash impact on the Group.

•                  A charge of €177 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€21 million, of which a gain of €7 million in Q3 2014) and Bayer contingent considerations (€155 million, of which €51 million in Q3 2014) linked to Lemtrada™.

•                  Restructuring costs of €298 million (including €163 million in Q3 2014 mainly related to transformation in France).

•                  A €35 million gain on Alnylam shares. This item has no cash impact on the Group.

•                  An annual fee of €116 million related to 2013 sales in the U.S. following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in 2014.

•                  A €783 million tax effect arising from the items listed above, comprising €639 million generated by amortization charged against intangible assets, €99 million associated with restructuring costs and €39 million associated with impairment against intangible assets. The third quarter tax effect was €261 million, including €188 million of deferred taxes generated by amortization charged against intangible assets, €55 million linked to restructuring costs and €13 million associated with impairment loss on intangible assets (see Appendix 3).

•                  A tax of €110 million on dividends paid to shareholders of Sanofi.

•                  In “Share of profits/losses from associates”, a charge of €118 million, net of tax, mainly relating to the share of the fair-value re-measurements on assets and liabilities as part of the acquisition of associates and to the share of amortization of intangible assets of joint-ventures (of which €86 million in Q3 2014). This item has no cash impact on the Group.

Capital Allocation

In the first nine months of 2014, net cash generated by operating activities increased 15.8% to €4,239 million after capital expenditures of €802 million and an increase in working capital by €577 million. This net Cash Flow has contributed to finance a share repurchase (€1,102 million) partially offset by proceeds from the issuance of new shares (€635 million), dividend paid by Sanofi (€3,676 million), acquisitions and partnerships net of disposals (€2,220 million of which €1,492 million was related to Regeneron and €535 million was related to Alnylam) and restructuring costs (€603 million).

(1)         See Appendix 8 for definitions of financial indicators, and Appendix 3 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

As a consequence, net debt increased from €6,043 million at December 31, 2013 to €9,228 million at the end of September 2014 (amount net of €6,526 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:                             2014 third-quarter and 2014 9-month of consolidated net sales by geographic region and product

Appendix 2:                             2014 third-quarter and 2014 9-month business net income statement

Appendix 3:                             Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 4:                             2014 third-quarter and 2014 9-month consolidated income statement

Appendix 5:                             2014 currency sensitivity

Appendix 6:                             R&D pipeline

Appendix 7:                             Expected R&D milestones in H2 2014 / 9M 2015

Appendix 8:                             Definitions

Appendix 1: 2014 Third-quarter and 9-month consolidated net sales by geographic region and product

Q3 2014 net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	1,567	8.1%	7.6%	222	9.5%	1,042	5.8%	232	19.7%	71	4.2%
Apidra	88	21.9%	20.5%	26	19.0%	35	20.7%	19	25.0%	8	28.6%
Amaryl	87	-2.2%	-4.4%	5	0.0%	2	—	68	6.2%	12	-38.1%
Insuman	34	0.0%	0.0%	21	-4.5%	0	—	13	8.3%	0	—
Lyxumia	8	166.7%	166.7%	4	100.0%	0	—	2	—	2	100.0%
Diabetes	1,799	8.3%	7.7%	292	10.3%	1,079	6.4%	336	17.5%	92	-3.9%
Taxotere	59	-28.6%	-29.8%	3	-40.0%	2	-33.3%	35	-23.9%	19	-33.3%
Jevtana (*)	67	15.3%	13.6%	34	22.2%	23	9.5%	8	12.5%	2	0.0%
Eloxatine	43	-12.0%	-14.0%	2	0.0%	-4	-500.0%	31	-3.1%	14	0.0%
Thymoglobulin	54	3.8%	3.8%	8	0.0%	28	7.7%	14	-12.5%	4	100.0%
Mozobil (*)	29	20.0%	16.0%	10	12.5%	17	21.4%	2	0.0%	0	—
Zaltrap (*)	18	30.8%	38.5%	9	100.0%	6	-25.0%	2	—	1	—
Other Oncology	61	-6.3%	-4.7%	14	7.7%	34	-12.2%	8	-14.3%	5	33.3%
Oncology	331	-4.0%	-4.6%	80	16.2%	106	-5.3%	100	-10.7%	45	-13.2%
Aubagio	112	156.8%	154.5%	18	—	87	97.7%	3	300.0%	4	-500.0%
Lemtrada	7	—	—	6	—	0	—	1	—	0	—
Cerezyme	175	9.1%	6.1%	60	15.4%	48	4.3%	56	7.0%	11	10.0%
Myozyme	138	9.4%	8.7%	69	1.5%	35	9.4%	25	42.1%	9	0.0%
Fabrazyme	116	21.9%	20.8%	28	40.0%	58	14.0%	15	33.3%	15	14.3%
Aldurazyme	41	7.9%	7.9%	16	14.3%	8	28.6%	12	0.0%	5	-20.0%
Other Rare Diseases products	60	3.4%	1.7%	10	-10.0%	23	0.0%	12	20.0%	15	6.3%
Genzyme	649	24.6%	22.7%	207	25.0%	259	28.2%	124	19.8%	59	19.2%
Plavix	450	9.0%	6.4%	52	-17.5%	0	—	203	21.3%	195	6.8%
Lovenox	426	7.2%	6.2%	221	5.8%	34	-12.8%	147	16.9%	24	0.0%
Aprovel	178	-14.8%	-15.2%	41	-47.4%	4	0.0%	105	9.3%	28	-9.7%
Renagel And Renvela	162	-13.4%	-13.4%	32	0.0%	103	-22.0%	22	22.2%	5	0.0%
Allegra	32	-52.1%	-54.9%	2	0.0%	0	-100.0%	1	-96.7%	29	-24.4%
Stilnox	78	-16.0%	-17.0%	10	-9.1%	19	-5.0%	16	0.0%	33	-27.7%
Depakine	100	-1.0%	-2.0%	36	0.0%	0	—	61	0.0%	3	-25.0%
Synvisc / Synvisc One	88	-2.2%	-2.2%	6	0.0%	69	-4.2%	11	10.0%	2	0.0%
Tritace	69	-5.3%	-8.0%	31	-8.8%	0	—	38	0.0%	0	-33.3%
Multaq (*)	76	13.4%	13.4%	11	10.0%	62	17.0%	3	0.0%	0	-50.0%
Lasix	42	2.3%	-2.3%	19	0.0%	1	0.0%	13	18.2%	9	-8.3%
Targocid	40	8.1%	8.1%	20	17.6%	0	—	17	5.9%	3	-33.3%
Orudis	33	-8.3%	-8.3%	4	0.0%	0	—	28	-12.9%	1	—
Cordarone	31	-3.0%	-6.1%	6	0.0%	0	—	17	6.3%	8	-18.2%
Xatral	22	-15.4%	-15.4%	9	-10.0%	0	-100.0%	13	-14.3%	0	0.0%
Actonel	21	-8.7%	-8.7%	4	-33.3%	0	—	11	0.0%	6	0.0%
Auvi-Q / Allerject (*)	37	26.7%	23.3%	1	—	33	22.2%	0	—	3	33.3%
Other Rx Drugs	881	-12.1%	-13.1%	382	-3.3%	75	-37.8%	324	-12.1%	100	-16.1%
Total Other Rx Drugs	2,766	-5.4%	-6.6%	887	-5.4%	400	-14.4%	1,030	-0.6%	449	-7.2%
Consumer Healthcare	819	12.9%	10.4%	157	0.0%	158	3.3%	452	26.2%	52	-11.9%
Generics	451	8.3%	6.4%	125	-3.9%	28	-24.3%	287	19.8%	11	0.0%
Pharmaceuticals	6,815	3.4%	2.1%	1,748	1.3%	2,030	2.3%	2,329	9.2%	708	-5.7%
Polio Pertussis	259	7.4%	6.1%	8	0.0%	97	94.0%	120	-20.6%	34	9.7%
Influenza Vaccines	650	15.0%	16.3%	89	15.6%	456	11.7%	99	31.6%	6	25.0%
Meningite/Pneumonie	191	-10.0%	-9.5%	2	100.0%	168	-6.1%	19	-34.5%	2	-50.0%
Adult Booster Vaccines	131	54.8%	56.0%	28	107.7%	90	58.9%	11	-8.3%	2	0.0%
Travel And Other Andemics Vaccines	99	-3.0%	-2.0%	6	50.0%	31	-18.4%	50	6.3%	12	-9.1%
Other Vaccines	121	21.8%	19.8%	0	-50.0%	116	21.3%	5	300.0%	0	0.0%
Vaccines	1,451	11.2%	11.6%	133	26.7%	958	15.8%	304	-4.0%	56	3.6%
Fipronil products	143	-5.3%	-5.3%	39	-4.9%	67	-9.6%	28	16.0%	9	-25.0%
Nexgard	27	—	—	3	—	23	—	1	—	0	—
Vaccines	176	11.3%	10.0%	47	23.7%	40	11.1%	84	6.1%	5	0.0%
Avermectin products	101	11.1%	12.2%	11	0.0%	61	27.1%	14	7.1%	15	-25.0%
Others	68	21.1%	19.3%	22	-5.0%	29	45.0%	16	15.4%	1	50.0%
Animal Health	515	12.7%	12.4%	122	8.1%	220	23.2%	143	9.7%	30	-13.9%
Total Group	8,781	5.1%	4.1%	2,003	3.1%	3,208	7.2%	2,776	7.6%	794	-5.4%

9 months net sales (€ million)	Total	% CER	% reported	Western Europe	% CER	United States	% CER	Emerging Markets	% CER	Rest of the World	% CER
Lantus	4,572	12.5%	8.8%	643	6.5%	3,028	13.3%	700	17.8%	201	4.2%
Apidra	240	20.3%	15.9%	73	18.0%	90	17.9%	54	28.3%	23	18.2%
Amaryl	269	0.7%	-5.3%	15	-11.8%	3	200.0%	210	9.9%	41	-28.6%
Insuman	99	3.0%	0.0%	61	-9.0%	1	0.0%	37	29.0%	0	—
Lyxumia	19	375.0%	375.0%	11	266.7%	0	—	3	—	5	400.0%
Diabetes	5,249	12.5%	8.6%	846	7.7%	3,122	13.5%	1,007	17.5%	274	1.0%
Taxotere	195	-31.7%	-36.3%	11	-42.1%	7	-78.8%	110	-25.0%	67	-24.5%
Jevtana (*)	199	23.6%	20.6%	106	38.2%	65	6.3%	25	27.3%	3	0.0%
Eloxatine	136	-14.2%	-19.5%	4	-20.0%	-3	-118.8%	90	-3.1%	45	-2.0%
Thymoglobulin	160	11.5%	8.1%	24	4.3%	78	5.3%	49	27.5%	9	11.1%
Mozobil (*)	80	7.9%	5.3%	26	4.2%	44	7.1%	8	12.5%	2	50.0%
Zaltrap (*)	49	28.9%	28.9%	25	177.8%	20	-28.6%	4	300.0%	0	—
Other Oncology	192	3.7%	1.6%	43	4.9%	112	3.5%	23	4.5%	14	0.0%
Oncology	1,011	-3.8%	-7.3%	239	20.3%	323	-10.2%	309	-5.8%	140	-13.0%
Aubagio	287	205.2%	195.9%	56	—	218	130.9%	6	700.0%	7	-900.0%
Lemtrada	18	—	—	16	—	0	—	1	—	1	—
Cerezyme	518	8.3%	2.2%	179	8.5%	138	6.0%	171	12.1%	30	-2.9%
Myozyme	392	9.2%	6.2%	199	-2.5%	99	10.9%	71	47.2%	23	19.0%
Fabrazyme	337	26.2%	20.8%	81	32.8%	164	14.3%	51	58.3%	41	31.4%
Aldurazyme	127	13.8%	9.5%	48	6.8%	24	19.0%	43	20.5%	12	8.3%
Other Rare Diseases products	179	3.4%	0.0%	31	3.3%	63	-11.0%	37	39.3%	48	4.2%
Genzyme	1,858	25.1%	20.1%	610	20.9%	706	28.7%	380	28.4%	162	18.8%
Plavix	1,362	5.8%	-0.3%	168	-14.7%	1	-80.0%	629	10.4%	564	8.8%
Lovenox	1,263	2.9%	-0.2%	672	5.3%	95	-27.9%	430	10.0%	66	-1.4%
Aprovel	550	-17.9%	-20.2%	147	-45.8%	13	30.0%	306	3.9%	84	-14.0%
Renagel And Renvela	471	-9.0%	-11.6%	97	-3.0%	305	-14.7%	55	20.0%	14	-6.7%
Allegra	151	-47.6%	-52.7%	8	0.0%	0	-100.0%	4	-95.6%	139	-30.5%
Stilnox	229	-15.3%	-20.2%	31	-3.1%	53	-8.5%	48	0.0%	97	-26.0%
Depakine	291	-2.6%	-6.4%	103	0.0%	0	—	178	-3.5%	10	-9.1%
Synvisc / Synvisc One	251	-4.8%	-7.7%	20	11.1%	196	-7.4%	28	20.0%	7	-33.3%
Tritace	212	-5.6%	-9.0%	96	-6.8%	0	—	112	-2.5%	4	-37.5%
Multaq (*)	215	11.1%	8.6%	33	6.5%	174	12.6%	7	16.7%	1	-50.0%
Lasix	123	3.2%	-2.4%	59	5.4%	2	0.0%	38	16.7%	24	-15.6%
Targocid	115	-5.6%	-8.0%	61	0.0%	0	—	48	-7.1%	6	-33.3%
Orudis	116	14.7%	6.4%	14	-16.7%	0	—	99	20.2%	3	50.0%
Cordarone	96	-1.9%	-8.6%	18	-5.3%	0	—	53	3.6%	25	-9.7%
Xatral	69	-7.8%	-10.4%	28	-3.4%	0	-100.0%	40	-2.3%	1	-50.0%
Actonel	62	-12.0%	-17.3%	13	-23.5%	0	—	32	-5.6%	17	-13.6%
Auvi-Q / Allerject (*)	63	32.7%	28.6%	2	0.0%	54	31.0%	0	—	7	60.0%
Other Rx Drugs	2,717	-10.5%	-13.9%	1,156	-5.9%	272	-25.1%	1,015	-9.0%	274	-16.6%
Total Other Rx Drugs	8,356	-6.3%	-10.1%	2,726	-7.0%	1,165	-12.8%	3,122	-1.6%	1,343	-9.3%
Consumer Healthcare	2,520	17.3%	10.4%	518	0.0%	536	15.0%	1,321	32.4%	145	-16.8%
Generics	1,338	23.2%	16.7%	400	-3.2%	94	-32.6%	815	56.4%	29	22.2%
Pharmaceuticals	20,332	5.1%	0.7%	5,339	-0.2%	5,946	6.1%	6,954	12.9%	2,093	-6.8%
Polio Pertussis	754	-2.4%	-6.6%	20	-20.0%	263	56.1%	361	-19.1%	110	-15.5%
Influenza Vaccines	844	16.0%	15.5%	90	15.4%	477	14.1%	259	20.2%	18	11.1%
Meningite/Pneumonie	362	-10.4%	-12.6%	2	-50.0%	299	1.3%	56	-42.9%	5	0.0%
Adult Booster Vaccines	295	3.1%	0.7%	44	-15.4%	213	10.1%	30	-6.1%	8	-10.0%
Travel And Other Andemics Vaccines	277	5.9%	1.5%	19	58.3%	77	1.3%	144	4.1%	37	5.3%
Other Vaccines	265	14.2%	10.9%	1	-50.0%	248	14.0%	10	42.9%	6	12.5%
Vaccines	2,797	4.1%	1.5%	176	1.7%	1,577	15.3%	860	-8.4%	184	-8.1%
Fipronil products	483	-3.3%	-6.2%	151	-1.3%	231	-9.2%	74	12.5%	27	0.0%
Nexgard	85	—	—	7	—	76	—	1	—	1	—
Vaccines	510	1.7%	-2.1%	135	4.7%	112	2.7%	250	-0.4%	13	7.7%
Avermectin products	313	-3.3%	-6.6%	39	-2.5%	185	-3.0%	39	2.4%	50	-8.9%
Others	178	8.2%	4.7%	62	-1.6%	65	8.2%	43	27.8%	8	0.0%
Animal Health	1,569	5.3%	1.8%	394	2.4%	669	8.9%	407	4.8%	99	-2.7%
Total Group	24,698	5.0%	0.8%	5,909	0.0%	8,192	8.0%	8,221	9.9%	2,376	-6.8%

Appendix 2: Business net income statement

Third quarter 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	Q3 2014	Q3 2013(1)	Change	Q3 2014	Q3 2013(1)	Change	Q3 2014	Q3 2013(1)	Change	Q3 2014	Q3 2013(1)	Change	Q3 2014	Q3 2013(1)
Net sales	8,781	8,432	4.1%	6,815	6,674	2.1%	1,451	1,300	11.6%	515	458	12.4%	—	—
Other revenues	87	86	1.2%	69	69	—	9	9	—	9	8	12.5%	—	—
Cost of sales	(2,864)	(2,870)	(0.2)%	(2,036)	(2,133)	(4.5)%	(629)	(580)	8.4%	(199)	(157)	26.8%	—	—
As % of net sales	(32.6)%	(34.0)%		(29.9)%	(32.0)%		(43.3)%	(44.6)%		(38.6)%	(34.2)%
Gross profit	6,004	5,648	6.3%	4,848	4,610	5.2%	831	729	14.0%	325	309	5.2%	—	—
As % of net sales	68.4%	67.0%		71.1%	69.1%		57.3%	56.1%		63.1%	67.5%
Research and development expenses	(1,146)	(1,182)	(3.0)%	(987)	(1,011)	(2.4)%	(121)	(133)	(9.0)%	(38)	(38)	—	—	—
As % of net sales	(13.1)%	(14.0)%		(14.5)%	(15.1)%		(8.3)%	(10.2)%		(7.4)%	(8.3)%
Selling and general expenses	(2,193)	(2,012)	9.0%	(1,859)	(1,706)	9.0%	(170)	(154)	10.4%	(164)	(152)	7.9%	—	—
As % of net sales	(25.0)%	(23.9)%		(27.3)%	(25.6)%		(11.7)%	(11.8)%		(31.8)%	(33.2)%
Other current operating income/expenses	39	28		57	33		2	(1)		1	(1)		(21)	(3)
Share of profit/loss of associates* and joint ventures	43	38		22	3		21	36		—	(1)		—	—
Net income attributable to non-controlling interests	(31)	(36)		(31)	(37)		—	1		—	—		—	—
Business operating income	2,716	2,484	9.3%	2,050	1,892	8.4%	563	478	17.8%	124	117	6.0%	(21)	(3)
As % of net sales	30.9%	29.5%		30.1%	28.3%		38.8%	36.8%		24.1%	25.5%
Financial income and expenses	(139)	(123)
Income tax expense	(642)	(566)
Tax rate**	25.0%	24.0%
Business net income	1,935	1,795	7.8%
As % of net sales	22.0%	21.3%
Business earnings per share*** (in euros)	1.47	1.36	8.1%

*      Net of tax.

**   Determined on the basis of Business income before tax, associates and non-controlling interests.

*** Based on an average number of shares outstanding of 1,313.0 million in the third quarter of 2014 and 1,323.5 million in the third quarter of 2013.

(1)   Including impact of transition to IFRIC 21.

Nine months 2014	Group Total			Pharmaceuticals			Vaccines			Animal Health			Others
€ million	9M 2014	9M 2013(1)	Change	9M 2014	9M 2013(1)	Change	9M 2014	9M 2013(1)	Change	9M 2014	9M 2013(1)	Change	9M 2014	9M 2013(1)
Net sales	24,698	24,494	0.8%	20,332	20,196	0.7%	2,797	2,757	1.5%	1,569	1,541	1.8%	—	—
Other revenues	241	267	(9.7)%	195	224	(12.9)%	23	21	9.5%	23	22	4.5%	—	—
Cost of sales	(7,988)	(8,085)	(1.2)%	(6,082)	(6,307)	(3.6)%	(1,329)	(1,275)	4.2%	(577)	(503)	14.7%	—	—
As % of net sales	(32.4)%	(33.0)%		(29.9)%	(31.2)%		(47.5)%	(46.3)%		(36.8)%	(32.6)%
Gross profit	16,951	16,676	1.6%	14,445	14,113	2.4%	1,491	1,503	(0.8)%	1,015	1,060	(4.2)%	—	—
As % of net sales	68.6%	68.1%		71.0%	69.9%		53.3%	54.5%		64.7%	68.8%
Research and development expenses	(3,473)	(3,524)	(1.4)%	(3,012)	(3,019)	(0.2)%	(351)	(382)	(8.1)%	(110)	(123)	(10.6)%	—	—
As % of net sales	(14.1)%	(14.4)%		(14.8)%	(14.9)%		(12.5)%	(13.9)%		(7.0)%	(8.0)%
Selling and general expenses	(6,526)	(6,458)	1.1%	(5,580)	(5,507)	1.3%	(441)	(455)	(3.1)%	(505)	(496)	1.8%	—	—
As % of net sales	(26.4)%	(26.4)%		(27.4)%	(27.3)%		(15.8)%	(16.5)%		(32.2)%	(32.2)%
Other current operating income/expenses	68	198		76	163		3	6		18	(2)		(29)	31
Share of profit/loss of associates* and joint ventures	82	59		55	30		27	32		—	(3)		—	—
Net income attributable to non-controlling interests	(96)	(122)		(96)	(123)		—	1		—	—		—	—
Business operating income	7,006	6,829	2.6%	5,888	5,657	4.1%	729	705	3.4%	418	436	(4.1)%	(29)	31
As % of net sales	28.4%	27.9%		29.0%	28.0%		26.1%	25.6%		26.6%	28.3%
Financial income and expenses	(309)	(400)
Income tax expense	(1,678)	(1,557)
Tax rate**	25.0%	24.0%
Business net income	5,019	4,872	3.0%
As % of net sales	20.3%	19.9%
Business earnings per share*** (in euros)	3.81	3.68	3.5%

*   Net of tax.

**  Determined on the basis of Business income before tax, associates and non-controlling interests.

*** Based on an average number of shares outstanding of 1,315.8 million in the first nine months of 2014 and 1,323.8 million in the first nine months of 2013.

(1) Including impact of transition to IFRIC 21.

Appendix 3: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

€ million	Q3 2014	Q3 2013(1)	Change
Business net income	1,935	1,795	7.8%
Amortization of intangible assets(2)	(561)	(689)
Impairment of intangible assets	(35)	(28)
Fair value remeasurement of contingent consideration liabilities	(45)	(68)
Expenses arising from the impact of acquisitions on inventories	—	(1)
Restructuring costs	(163)	(71)
Additional year expense related to US Branded Prescription Drug Fee(3)	(116)	—
Tax effect of items listed above:	261	289
Amortization of intangible assets	188	233
Impairment of intangible assets	13	9
Fair value remeasurement of contingent consideration liabilities	5	23
Expenses arising from the impact of acquisitions on inventories	—	—
Restructuring costs	55	24

Other tax items	—	—

Share of items listed above attributable to non-controlling interests	—	1

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(86)	(9)
Net income attributable to equity holders of Sanofi	1,190	1,219	(2.4)%
Consolidated earnings per share(4) (in euros)	0.91	0.92

(1)         Including impact of transition to IFRIC 21.

(2)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €540 million in the third quarter of 2014 and €658 million in the third quarter of 2013.

(3)         Annual fee related to 2013 sales in the U.S. following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(4)         Based on an average number of shares outstanding of 1,313.0 million in the third quarter of 2014 and 1,323.5 in the third quarter of 2013.

See page 12 for comments on the reconciliation of business net income to consolidated net income.

€ million	9M 2014	9M 2013(1)	Change
Business net income	5,019	4,872	3.0%
Amortization of intangible assets(2)	(1,862)	(2,232)
Impairment of intangible assets	(109)	(468)
Fair value remeasurement of contingent consideration liabilities	(177)	(185)
Expenses arising from the impact of acquisitions on inventories	—	(7)
Restructuring costs	(298)	(230)
Other gains and losses, and litigation(3)	35	—
Additional year expense related to US Branded Prescription Drug Fee(4)	(116)	—
Tax effect of items listed above:	783	1,038
Amortization of intangible assets	639	723
Impairment of intangible assets	39	189
Fair value remeasurement of contingent consideration liabilities	19	43
Expenses arising from the impact of acquisitions on inventories	—	2
Other gains and losses, and litigation	(13)	—
Restructuring costs	99	81

Other tax items(5)	(110)	(109)

Share of items listed above attributable to non-controlling interests	4	3

Restructuring costs of associates and joint ventures. and expenses arising from the impact of acquisitions on associates and joint ventures	(118)	(26)
Net income attributable to equity holders of Sanofi	3,051	2,656	14.9%
Consolidated earnings per share(6) (in euros)	2.32	2.01

(1)         Including impact of transition to IFRIC 21.

(2)         Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €1,798 million  in the first nine months of 2014 and €2,147 million in the first nine months of 2013.

(3)         Day one profit on Alnylam shares presented in financial result.

(4)         Annual fee related to 2013 sales following the final IRS regulation issued in July 2014 that has changed the timing of liability recognition and leads to a one-time “double” expense in the year of 2014.

(5)         Tax on dividends paid to shareholders of  Sanofi.

(6)         Based on an average number of shares outstanding of 1,315.8 million in the first nine months of 2014 and 1,323.8 million in the first nine months of 2013.

Appendix 4: Consolidated income statement

€ million	Q3 2014	Q3 2013(1)	9M 2014	9M 2013(1)
Net sales	8,781	8,432	24,698	24,494
Other revenues	87	86	241	267
Cost of sales	(2,864)	(2,871)	(7,988)	(8,092)
Gross profit	6,004	5,647	16,951	16,669
Research and development expenses	(1,146)	(1,182)	(3,473)	(3,524)
Selling and general expenses	(2,309)	(2,012)	(6,642)	(6,458)
Other operating income	47	56	163	403
Other operating expenses	(8)	(28)	(95)	(205)
Amortization of intangible assets	(561)	(689)	(1,862)	(2,232)
Impairment of intangible assets	(35)	(28)	(109)	(468)
Fair value remeasurement of contingent consideration liabilities	(45)	(68)	(177)	(185)
Restructuring costs	(163)	(71)	(298)	(230)
Operating income	1,784	1,625	4,458	3,770
Financial expenses	(154)	(147)	(446)	(458)
Financial income	15	24	172	58
Income before tax and associates and joint ventures	1,645	1,502	4,184	3,370
Income tax expense(2)	(381)	(277)	(1,005)	(628)
Share of profit/loss of associates and joint ventures	(43)	29	(36)	33
Net income	1,221	1,254	3,143	2,775
Net income attributable to non-controlling interests	31	35	92	119
Net income attributable to equity holders of Sanofi	1,190	1,219	3,051	2,656
Average number of shares outstanding (million)	1,313.0	1,323.5	1,315.8	1,323.8
Earnings per share (in euros)	0.91	0.92	2.32	2.01

(1)         Including impact of transition to IFRIC 21.

(2)         In 2014, including a tax on dividends paid to shareholders of Sanofi: (110) M€ compared to (109) M€ in 2013.

Appendix 5: 2014 currency sensitivity

Business EPS currency sensitivity

•                 1% variation in €/$ corresponds to an impact of 0.5% on 2014 Business EPS

•                 1% variation in €/Yen corresponds to an impact of 0.1% on 2014 Business EPS

Currency exposure on Q3 2014 sales

Currency
US $	37.3%
Euro €	23.1%
Japanese Yen	5.5%
Brazilian Real	3.5%
Chinese Yuan	4.3%
Russian Ruble	2.2%
£2.2%
Mexican Peso	2.0%
Canadian $	1.5%
Australian $	1.6%
Others	16.8%

Currency average rates

	Q3 2013	Q3 2014	Change
€/$	1.32	1.33	+0.8%
€/Yen	131.05	137.74	+5.1%
€/Real	3.03	3.01	-0.7%
€/Ruble	43.45	48.08	+10.7%

Appendix 6: R&D Pipeline

Registration

N Toujeo® (U300) Insulin glargine Type 1+2 diabetes, U.S., EU	PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S.

Lemtrada™ (alemtuzumab) Anti-CD52 mAb Multiple sclerosis, U.S.	Fluzone® QIV ID Quadrivalent inactivated influenza vaccine intradermal

N Cerdelga™ (eliglustat tartrate) Glucosylceramide synthetase inhibitor Gaucher disease, EU	Quadracel® Diphtheria, tetanus, pertussis & polio vaccine; 4-6 y of age

Phase III

LixiLan lixisenatide + insulin glargine Fixed-Ratio / Type 2 diabetes	N alirocumab Anti-PCSK-9 mAb Hypercholesterolemia	Dengue Mild-to-severe dengue fever vaccine

N Lyxumia® (lixisenatide) GLP-1 agonist Type 2 diabetes, U.S.	Kynamro® (mipomersen) Apolipoprotein B-100 antisense Severe HeFH, U.S.	Clostridium difficile Toxoid vaccine

N sarilumab Anti-IL-6R mAb Rheumatoid arthritis	Jevtana® (cabazitaxel) Metastatic prostate cancer (1L)	Rotavirus Live attenuated tetravalent Rotavirus oral vaccine

N dupilumab Anti-IL4Rα mAb Atopic dermatitis	SYNVISC-ONE® Medical device Pain in hip OA	VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine

N patisiran mRNA inhibitor Familial amyloid polyneuropathy

Phase II

dupilumab Anti-IL4Rα mAb Asthma; Nasal polyposis	N SAR391786 Anti-GDF8 mAb Sarcopenia	Rabies VRVg Purified vero rabies vaccine

N valetizumab Anti-VLA 2 mAb Multiple sclerosis	N SAR650984 Anti-CD38 naked mAb Multiple myeloma	Meninge ACYW conj. 2nd generation meningococcal conjugate infant vaccine

N SAR156597 IL4/IL13 Bi-specific mAb Idiopathic pulmonary fibrosis	N SAR3419 Maytansin-loaded anti-CD19 mAb B-cell refractory/relapsed malignancies	Tuberculosis Recombinant subunit vaccine

N SAR438714 (ALN-TTRsc) RNAi Familial amyloid cardiomyopathy	N Combination SAR245409 (XL765) / MSC1936369B Oral dual inhibitor of PI3K & mTOR / pimasertib Ovarian cancer

sarilumab Anti-IL-6R mAb Uveitis	N Combination ferroquine / OZ439 Antimalarial Malaria

N fresolimumab TGFβ antagonist Focal segmental glomerulosclerosis

Phase I

N SAR405838 (MI-773) HDM2 / p53 antagonist Solid tumors	N SAR113244 Anti-CXCR5 mAb Systemic lupus erythematosus	N SAR438584 (REGN2222) anti-RSV-F protein mAb Respiratory syncytial virus

N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors	N SAR252067 Anti-LIGHT mAb Crohn’s disease	N GZ402665 (rhASM) Niemann-Pick type B

N SAR125844 C-MET kinase inhibitor Solid tumors	N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease	N GZ402671 Oral GCS Inhibitor Fabry Disease

N SAR260301 PI3K β selective inhibitor PTEN – Deficient tumors	N SAR425899 GLP-1 / GCGR agonist Diabetes	N GZ402666 neo GAA Pompe Disease

N SAR307746 Anti-ANG2 mAb Solid tumors	SAR342434 Insulin Lispro Diabetes	Streptococcus pneumonia Meningitis & pneumonia vaccine

N SAR245408 (XL147) Oral PI3K inhibitor Solid tumors	N GZ402663 (sFLT-01) Gene therapy Age-related macular degeneration (AMD)	Herpes Simplex Virus Type 2 HSV-2 vaccine

Combination SAR405838 / MSC1936369B Solid tumors	N StarGen® Gene therapy Stargardt disease

N SAR408701 Anti-CEACAM5 ADC Solid tumors	N UshStat® Gene therapy Usher syndrome 1B

N : New molecular entity

Appendix 7: Expected R&D milestones in Q4 2014 / H1 2015

Product	Event	Timing

Dupilumab (anti-IL4Rα mAb)	Start of Phase III trial in Atopic Dermatitis	Q3 2014

Rotavirus vaccine	Start of Phase III trial	Q4 2014

New Insulin Lispro (SAR342434)	Expected start of Phase III trial in Diabetes	Q4 2014

Lemtrada™ (alemtuzumab)	Expected U.S. regulatory decision in Multiple Sclerosis	Q4 2014

Cerdelga™ (eliglustat tartrate)	Expected EU regulatory decision in Gaucher disease	Q4 2014

Alirocumab (anti-PCSK9 mAb)	Expected U.S. and EU regulatory submissions in Hypercholesterolemia	Q4 2014

Fluzone® QIV ID	Expected U.S. regulatory decision	Q4 2014

Fluzone® High Dose	Expected U.S. label upgrade	Q4 2014

Dupilumab (anti-IL4Rα mAb)	Expected Phase IIb top-line results in Asthma	Q4 2014

Dengue vaccine	Expected regulatory submission in priority countries	Q1 2015

PR5i (DTP-HepB-Polio-Hib)	Expected EU regulatory submission	Q1 2015

Quadracel®	Expected U.S. regulatory decision	Q1 2015

Toujeo® (U300)	Expected U.S. regulatory decisions in Diabetes	Q1 2015

Toujeo® (U300)	Expected EU regulatory decisions in Diabetes	Q2 2015

Lyxumia® (lixisenatide)	Expected ELIXA CV outcome trial top-line results	Q2 2015

Appendix 8: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the third quarter and the first nine month of 2014

€ million	Q3 2014	9M 2014

Net sales	8,781	24,698

Effect of exchange rates	81	1,021

Net sales at constant exchange rates	8,862	25,719

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•                  by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•                  similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•                  for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Business net income

Sanofi publishes a key non-GAAP indicator. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•                  amortization of intangible assets,

•                  impairment of intangible assets,

•                  fair value remeasurement of contingent consideration liabilities related to business combinations,

•                  other impacts associated with acquisitions (including impacts of acquisitions on associates),

•                  restructuring costs(1),

•                  other gains and losses (including gains and losses on disposals of non-current assets(1)),

•                  costs or provisions associated with litigation(1),

•                  tax effects related to the items listed above as well as effects of major tax disputes.

•                  tax (3%) on dividends paid to Sanofi shareholders.

Additionally, the business net income was adjusted by the one-time additional yearly expense, unrelated to segment performance and recorded in 2014 on the income statement line selling and general expenses, following the final US IRS regulation related to annual Branded Prescription Drug Fee issued in July 2014.

(1)         Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.